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                              April 5, 2022

       Martin Langelier
       General Counsel
       BRP Inc.
       726 Saint-Joseph Street
       Valcourt, Quebec
       Canada JOE 2LO

                                                        Re: BRP Inc.
                                                            Schedule 13E-4F
filed March 31, 2022
                                                            SEC File No.
5-90665

       Dear Mr. Langelier:

                We have conducted a limited review of your filing, based specifically on your reliance on
       Rule 13e-4(g) to conduct this offer. Our review was limited to the matter raised in the comment that follows. Please respond by amending your filing. If you do not believe this comment applies to your facts and circumstances, please explain why in your response.

              After reviewing your response to this comment, we may have additional comments or questions. All defined terms used here have the same meaning as in your tender offer materials.

       Schedule 13E-4F filed March 31. 2022

       Certain Conditions of the Offer, page 20

   1. Refer to the following offer condition in subparagraph (f): "the Company shall have determined, in its sole
judgment, acting reasonably, that the Purchase Price for a Share exceeds the market
value of such Share at the time of the acquisition of such Share by the
                                                        Company pursuant to the
Offer, determined without reference to the Offer." Offer
                                                        conditions must be
objective, clearly described and outside the control of the bidder. All offer conditions must
be satisfied or waived as of the expiration of the offer, not the date of payment for tendered
shares. Where an offer condition is unclear or where it is
                                                        completely within the
control of the bidder, this may cause an offer to be illusory, in contravention of
Regulation 14E's prohibition on manipulative tender offer practices.
                                                        Revise this offer
condition to more clearly describe what would "trigger" it and when the determination would
be made. As drafted, it appears that the bidder could unilaterally decide not to purchase
shares tendered within the specified modified Dutch auction
 Martin Langelier
BRP Inc.
April 5, 2022
Page 2




         range, if it determined that the offer price that the Company itself established did not represent the fair value of such Share at the time of the acquisition. We believe this could raise concerns under Regulation 14E.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Christina Chalk, Senior Special Counsel, at (202) 551-
3263.



FirstName LastNameMartin Langelier                             Sincerely,
Comapany NameBRP Inc.
                                                               Division of
Corporation Finance
April 5, 2022 Page 2                                           Office of
Mergers & Acquisitions
FirstName LastName